Via Facsimile and U.S. Mail
Mail Stop 4720

October 21, 2009

Liu Jiade
Chief Financial Officer
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China

      Re: China Life Insurance Company Limited
             Form 20-F for the Year Ended December 31, 2008
             Filed on April 28, 2009
             File No. 001-31914

Dear Mr. Jiade:

      We have completed our review of your Form 20-F and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief